Filed by West Coast Bancorp Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Mid-Valley Bank (Commission File No. 0-10997)

FOR IMMEDIATE RELEASE	CONTACT:
APRIL 26, 2006	DON R. JUDSON
PRESIDENT & CEO OF
MID-VALLEY BANK
503.980.2320

ACQUISITION OF MID-VALLEY BANK BY WEST COAST BANCORP EXPECTED TO CLOSE IN
LATE JUNE 2006

Woodburn, OR — Mid-Valley Bank (MVBO.OB) announced today that, based on discussions with bank regulators, the acquisition of Mid-Valley by West Coast Bancorp is currently expected to close in late June 2006. The transaction is subject to approval by Mid-Valley Bank’s shareholders and federal and state bank regulators. Upon completion of the transaction, Mid-Valley Bank shareholders will be entitled to receive, in the aggregate, approximately 607,800 shares of West Coast Bancorp common stock and approximately $5.0 million in cash in exchange for their shares of Mid-Valley Bank stock, while holders of options for Mid-Valley Bank stock will receive a total of approximately $3.5 million in cash.

Mid-Valley Bank stock is traded over-the-counter under the symbol “MVBO.OB.” The bank’s stock is listed in The Oregonian under “Northwest Stocks-Less Active.” For more information about Mid-Valley Bank, visit its website at www.mvboregon.com.

Additional Information and Where to Find It:

West Coast Bancorp filed a registration statement on Form S-4 (File No. 333-132644) with the Securities and Exchange Commission (the “SEC”) in connection with the merger. The registration statement contains a proxy statement/prospectus that Mid-Valley Bank filed with the Federal Deposit Insurance Corporation (the “FDIC”). The definitive proxy statement/prospectus containing information about the companies and the merger was mailed to Mid-Valley Bank shareholders and filed with the SEC and the FDIC on or about April 18, 2006. Investors and security holders are urged to read the registration statement and the proxy statement/prospectus carefully. The registration statement and the proxy statement/prospectus contain important information about West Coast Bancorp, Mid-Valley Bank, the merger and related matters. Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov or West Coast Bancorp’s website at http://www.wcb.com. Free copies are also available from Mid-Valley Bank by writing Robert K. Seibert, Vice President and Controller, Mid-Valley Bank, PO Box 583, Woodburn, Oregon 97071.

Mid-Valley Bank, its directors, executive officers and certain members of management and employees are soliciting proxies from Mid-Valley Bank shareholders to approve the proposed merger. A description of the interests, direct or indirect, that Mid-Valley Bank’s directors and executive officers have in the merger, including their beneficial ownership of Mid-Valley common stock and options, is included in the proxy statement/prospectus.

Forward-Looking Statements:

Statements in this release regarding future events, performance or results are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”) and are made pursuant to the safe harbors of the PSLRA. Actual results could be quite different from those expressed or implied by the forward-looking statements. Factors that could cause results to differ from forward-looking statements include, among others: failure of the proposed merger transaction to receive required regulatory or shareholder approvals; difficulties in integrating the acquired banks with existing operations or retaining customers and employees; higher-than-expected merger and integration-related expenses; general economic and banking business conditions; evolving banking industry standards; competitive factors, including pricing pressures on loan yields and rates paid on deposits; changing customer investment, deposit and borrowing behaviors; changing interest rate environments, including the shape and the level of the yield curve, all of which could decrease net interest income and fee income; reduced gains on sales of loans; vendor service quality; changes in laws and other legal developments; changes in government funding of Small Business Administration (“SBA”) loans; and changes in technology or required investments in technology.

Readers are cautioned not to place undue reliance on the forward-looking statements, which reflect management’s analysis only as of the date of this release. Readers should carefully review the disclosures West Coast Bancorp files from time to time with the SEC and the disclosures Mid-Valley Bank files from time to time with the FDIC. Such companies undertake no obligation to publicly revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this release.

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